EXHIBIT 99.2

Asia Pacific Wire & Cable Company Reports First Half 2015 Financial Results

TAIPEI, Taiwan, Aug. 26, 2015 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the six months ended June 30, 2015.

1H 2015 Financial Results (Six Months Ended June 30, 2015)

	1H 2015	1H 2014	CHANGE
Revenues	$189.0 million	$222.3 million	-15.0%
Gross Profit	$11.0 million	$18.4 million	-40.2%
Net Loss	($3.6 million)	($0.4 million)	--
EPS(1)	($0.26)	($0.03)	--
(1) Earnings per share are based on 13.8 million shares in 1H 2014 and 1H 2015

First Half 2015 Results

Revenues for the six months ended June 30, 2015 were $189.0 million, down from $222.3 million in the first six months of 2014, primarily attributable to a decline in sales in the North Asia Region, where economic growth in China has not materialized as predicted. Increasing competition of products imported from China also caused the Rest of the World ("ROW") region to lower the selling price to maintain its market share. The decrease of the revenue was also affected by the depreciation of local currencies in the Thailand and ROW regions. Our ROW region includes Singapore, Australia and the other markets where we have operations or sales outside of our Thailand and North Asia regions. Our North Asia region includes China and Hong Kong, and our Thailand region contains the operations and sales inside Thailand.

Gross profit for the first six months of 2015 declined by 40.2% to $11.0 million from $18.4 million in the same period last year. Gross margin was down from 8.3% in the first six months of 2014 to 5.8% in the same period this year. In the Thailand region, gross margin fell following a decline in higher margin Thai government projects. The North Asia region decline was due to a 10% drop in copper prices. Gross margin in the ROW region remained unchanged compared to 2014 as increased margin from trading was offset by the decreased margin from manufactured products.

Selling, general and administrative expenses of $13.0 million were reported for the first six months of 2015, a decline from the $13.8 million reported in the year ago period. Operating loss was $2.0 million for the six months ended June 30, 2015, compared to an operating income of $2.6 million in the six months ended June 30, 2014.

Net loss attributable to APWC shareholders was ($3.6) million for the first six months of 2015, compared to ($0.4) million in 2014. Net loss per share was ($0.26) for the first six months of 2015, compared to ($0.03) per share reported a year ago. The weighted average number of shares outstanding was 13.8 million for the first half of 2015 and 2014.

APWC reported $58.4 million in cash and cash equivalents as of June 30, 2015, compared to cash and cash equivalents of $68.9 million on December 31, 2014.

Total current assets totaled $289 million at June 30, 2015 compared to $318 million as of December 31, 2014. Working capital was $158.4 million as of June 30, 2015. Short term bank loans were reported at $62.5 million on the same date, up from $53.8 million at December 31, 2014. Shareholder's equity attributable to APWC was $146.5 million as of June 30, 2015, compared to $153.0 million on December 31, 2014.

Over the six months ended June 30, 2015, the Company had $19.1 million in cash outflows from operating activities, compared to cash inflows of $4.2 million in the comparable period ending June 30, 2014. Capital expenditures totaled $4.0 million in the first six months of 2015, compared to $3.4 million in the comparable period of 2014.

Business Updates

The Company's Singapore-based, operating subsidiary, Sigma Cable Company Pte. Ltd.("Sigma"), has been awarded in 2015 a new government contract with a total contract value of approximately $23 million over a two year period.  The new contract received from the Singapore government was related to Supply, Delivery and Installation ("SDI") of power cables.  In addition to the newly awarded contract, the total amount of existing contracts to be delivered and installed was approximately $34 million.

The grand total of the new and existing contracts to be delivered and installed was approximately $57 million. The implementations of these contracts are expected to be completed by 2017.

Sigma plans to expand SDI project work from medium voltage to higher voltage power cables in the coming years. The shift in product mix is expected to generate higher margin and is expected to open up additional market opportunities in the region.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the six months
	ended June 30, (Unaudited)
	2015	2014
Sales of goods / services	$188,975	$222,305
Cost of sales	(177,961)	(203,893)
Gross profit	11,014	18,412

Other operating income	85	25
Selling, general and administrative expenses	(13,016)	(13,767)
Other operating expenses	(36)	(2,073)
Operating (loss)/income	(1,953)	2,597

Finance costs	(820)	(709)
Finance income	449	551
Share of loss of associates	(497)	(330)
Gain on disposal of investment	33	0
Exchange (loss)/gain	(1,033)	616
Other income	628	463
Other expense	(261)	18
(Loss)/profit before tax	(3,454)	3,206

Income tax expense	(765)	(2,239)

(Loss)/profit for the year	($4,219)	$967

Attributable to:
Equity holders of the parent	(3,625)	(353)
Non-controlling interests	(594)	1,320
Basic and diluted earnings per share	($0.26)	($0.03)
Basic and diluted weighted average common shares outstanding	13,819,669	13,820,200

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the six months
	ended June 30, (Unaudited)
	2015	2014
(Loss)/profit for the year	($4,219)	$967
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	(5,251)	3,863

Net (loss) on available-for-sale financial assets	(220)	0
Income tax effect	66	0
	(154)	0

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measuring losses on defined benefit plans	0	(1)
Income tax effect	0	0
Defined benefit pension plan, net of tax	0	(1)

Other comprehensive (loss)/profit for the period, net of tax	(5,405)	3,862

Total comprehensive(loss)/profit for the period, net of tax	(9,624)	4,829
Attributable to:
Equity holders of the parent	(6,552)	6,855
Non-controlling interests	(3,072)	(2,026)
	($9,624)	$4,829

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of June 30, 2015 (Unaudited)	As of December 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	$58,357	$68,863
Other current financial assets – at fair value through profit or loss	9	0
Trade receivables	77,072	88,194
Other receivables	15,704	23,024
Due from related parties	12,492	24,711
Inventories	118,783	107,408
Gross amounts due from customers for contract work-in-progress	551	1,931
Prepayments	1,619	1,279
Other current assets	4,546	2,582
	289,133	317,992
Non-current assets
Other non-current financial assets-available for sale	2,247	2,479
Other non-current financial assets-held to maturity	327	336
Property, plant and requirement	48,020	47,929
Prepaid land lease payments	1,831	1,859
Investment properties	708	757
Intangible assets	109	110
Investments in associates	2,056	2,571
Other non-current assets	453	88
Deferred tax assets	4,551	4,551
	60,302	60,680
Total assets	$349,435	$378,672

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of June 30, 2015 (Unaudited)	As of December 31, 2014
Current liabilities:
Interest-bearing loans and borrowings	$62,515	$53,863
Trade and other payables	32,131	36,467
Due to related parties	9,296	22,208
Due to immediate holding company	1,537	1,537
Other current financial liabilities at fair value through profit or loss	2	0
Accruals	10,859	12,060
Current tax liabilities	6,780	7,752
Employee benefit liability	595	665
Financial lease liabilities	16	31
Provisions for employee benefit	411	413
Onerous contracts provisions	134	41
Dividend payable	459	428
Other current liabilities	6,035	12,994
	130,770	148,459

Non-current liabilities
Employee benefit liability	6,171	6,073
Financial lease liabilities	52	38
Provisions for employee benefit	160	171
Deferred tax liabilities	2,730	2,720
	9,113	9,002
Total liabilities	139,883	157,461

Equity
Issued capital	138	138
Additional paid-in capital	110,608	110,608
Treasury shares	(38)	(38)
Retained earnings	48,713	52,338
Other components of equity	(12,941)	(10,014)
Equity attributable to equity holders of the parent	146,480	153,032
Non-controlling interests	63,072	68,179
Total equity	209,552	221,211
Total liabilities and equity	$349,435	$378,672

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)

	For the six months
	ended June 30, (Unaudited)
	2015	2014
Net cash (used in)/provided by operating activities	($19,064)	$4,220
Net cash (used in) investing activities	(3,980)	(3,473)
Net cash provided by financing activities	6,667	9,979
Effect of exchange rate changes on cash and cash equivalents	5,871	722
Net (decrease)/increase in cash and cash equivalents	(10,506)	11,448
Cash and cash equivalents at beginning of period	68,863	62,509
Cash and cash equivalents at end of period	$58,357	$73,957
CONTACT: Company Contact:
         Asia Pacific Wire & Cable Corporation Limited
         Mr. Ivan Hsia, CFO
         Phone: +886-2-2712-2558 ext. 27
         E-mail: ivan.hsia@apwcc.com

         Investor Relations Contact:
         MZ North America
         Ted Haberfield
         President
         Tel: +1-760-755-2716
         Email: thaberfield@mzgroup.us
         Web: www.mzgroup.us